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                                                                   EXHIBIT 23(a)


                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Carter-Wallace, Inc.

We consent to the use of our audit report dated May 3, 1995 on the consolidated financial statements of Carter-Wallace, Inc. and subsidiaries as of March 31, 1995 and 1994 and for each of the years in the three-year period and our audit report dated June 21, 1995 on the related financial statement schedule incorporated herein by reference.

Our audit reports dated May 3, 1995 and June 21, 1995, contain an explanatory paragraph that states that as discussed in Notes 3 and 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements No.106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", No.109 "Accounting for Income Taxes" and No.112 "Employers' Accounting for Postemployment Benefits" in 1994.

In addition our audit reports dated May 3, 1995 and June 21, 1995, contain an explanatory paragraph that states that as a result of the Felbatol matters discussed in Note 17 to the consolidated financial statements, the Company incurred in the year ended March 31, 1995 a one-time charge to pre-tax earnings of $37,780,000. As further discussed, depending on future sales levels, additional inventory write-offs may be required. At the present time Felbatol continues to be available on the market. If for any reason the product at some future date is no longer available in the market, the Company will incur an additional one-time charge that would have a material adverse effect on the Company's results of operations and possibly on its financial condition. Should the product no longer be available, the Company currently estimates that the additional one-time charge, consisting primarily of inventory write-offs and anticipated returns of product currently in the market, will be in the range of $30,000,000 to $35,000,000 on a pre-tax basis.

In addition our audit reports dated May 3, 1995 and June 21, 1995, contain an explanatory paragraph that states that as discussed in Note 19 to the consolidated financial statements, the Company is a defendant in several lawsuits including two product liability class action suits, two federal securities class action suits, one state court class action suit and seven individual product liability suits related to Felbatol, three class action suits involving alleged price fixing within the pharmaceutical industry and a patents infringement suit involving the Company's diagnostic products. In addition, an alleged shareholder of the Company instituted an action which purports to be brought derivatively on behalf and for the benefit of the Company against the directors of the Company for breach of fiduciary duty, gross mismanagement and waste of corporate assets in connection with the development and marketing of Felbatol. The Company believes, based on opinion of counsel, it has good defenses to each of the above-described legal actions and should prevail. In addition, product liability claims related to Felbatol use have been threatened against the Company. At this point, the Company cannot evaluate the merits of such claims and does not know whether or to what extent legal actions will arise from such claims, and therefore, is unable to predict the financial impact they may have. The ultimate outcome of all of these matters cannot presently be determined. Accordingly, no provision for any liability has been recognized in the accompanying financial statements.

New York, New York
January 29, 1996



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